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  Morgan Stanley
  Dean Witter
  Charter Series



  September 2001
  Monthly Report

  This Monthly Report supplements the Charter Funds' Prospectus dated October 11, 2000 and the Prospectus Supplement dated April 12, 2001

[LOGO] Morgan Stanley

                                                                October 31, 2001

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MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

--------------------------------------------

CHARTER DWFCM

Year                      Return
----                      ------
1994 (10 months)           -7.3%
1995                       21.9%
1996                        4.0%
1997                       26.2%
1998                        5.1%
1999                       -9.2%
2000                       23.8%
2001 (9 months)             0.9%

Inception-to-Date Return:  76.5%
Annualized Return:          7.8%

--------------------------------

CHARTER GRAHAM

Year                      Return
----                      ------
1999 (10 months)            2.9%
2000                       22.0%
2001 (9 months)            15.5%

Inception-to-Date Return:  44.9%
Annualized Return:         15.4%

--------------------------------

CHARTER MILLBURN

Year                      Return
----                      ------
1999 (10 months)           -7.2%
2000                       12.1%
2001 (9 months)            -7.8%

Inception-to-Date Return:  -4.1%
Annualized Return:         -1.6%

--------------------------------

CHARTER WELTON

Year                      Return
----                      ------
1999 (10 months)          -10.7%
2000                       -8.2%
2001 (9 months)           -14.6%

Inception-to-Date Return: -30.0%
Annualized Return:        -12.9%

Demeter Management Corporation
c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor,
Harborside Financial Center Plaza Two
Jersey City, NJ 07311-3977
Telephone (201) 876-4647

Morgan Stanley Dean Witter Charter Series
Monthly Report
September 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of September 30, 2001 was as follows:

                                               % change
                            Funds       N.A.V. for month
                            -----       ------ ---------
                       Charter DWFCM    $17.65  -1.30%
                       Charter Graham   $14.49  14.84%
                       Charter Millburn $ 9.59  -3.44%
                       Charter Welton   $ 7.00   0.60%

Charter DWFCM

Charter DWFCM decreased in value during September primarily due to losses recorded in the currency markets from previously established long positions in the euro as its value reversed lower relative to the British pound and Japanese yen. In the energy markets, losses were incurred from previously established long positions in crude oil futures as the trend in oil prices reversed lower due to near-term concerns over the effects of a global economic slowdown on oil demand. A majority of the Fund's overall losses was offset by gains recorded primarily in the metals markets from previously established short positions in aluminum and copper futures as prices continued their downward trend early in the month due to on-going economic pessimism. In the global interest rate futures markets, profits were recorded from previously established long positions in short and intermediate term U.S. interest rate futures as prices continued trending higher following an interest rate cut by the U.S. Federal Reserve and as investors sought a safe-haven from the decline in stock prices. In the global stock index futures markets, gains were recorded from previously established short positions in S&P 500 Index futures as the trend in equity prices continued sharply lower amid worries regarding global economic uncertainty.

Charter Graham

Charter Graham increased in value during September primarily due to gains recorded in the global interest rate futures markets from previously established long positions in short-term U.S. and European interest rate futures as prices continued trending higher following an interest rate cut by the U.S. Federal Reserve and as investors sought a safe-haven from declining stock prices. In the global stock index futures markets, gains were recorded from previously established short positions in DAX, Nikkei and S&P 500 Index futures as the trend in equity prices continued sharply lower amid worries regarding global economic uncertainty. Additional profits were experienced in the metals markets from previously established short futures positions in aluminum, copper and nickel as base metals prices continued to trend lower as a result of increased supplies and weak demand. A portion of the Fund's overall gains was offset by losses recorded in the energy markets from previously established long positions in crude oil futures and its refined products as the trend in oil prices reversed lower due to near-term concerns over the effects of a global economic slowdown on oil demand.

On June 14, 2001, the General Partner, after consultation with Graham Capital Management ("Graham Capital"), the Trading Advisor to Charter Graham (the "Fund"), stopped using Graham's Non Trend Based Program ("NTB") to trade Fund assets on the basis that NTB was not performing up to expectations. The General Partner instructed Graham Capital to liquidate all positions in NTB and to reallocate all assets from those positions to Graham Capital's K-4 Program, one of the other two Graham Capital programs used in the Fund. (The other is the Global Diversified Program). With this reallocation, approximately 60% of the Fund's assets will be traded pursuant to the Global Diversified Program and 40% pursuant to K-4. Starting with the June closing, as well, the allocations of subscriptions, redemptions and exchanges will be similarly changed, with 60% allocated to the Global Diversified Program and 40% to the K-4 Program.

Charter Millburn

Charter Millburn decreased in value during September primarily due to losses recorded in the currency markets from previously established long positions in the euro as its value relative to the British pound and U.S. dollar reversed lower. Additional currency losses were experienced later in the month from previously established long positions in the Japanese yen as its value relative to the U.S. dollar reversed lower following surprise interventions by the Bank of Japan. In the energy markets, losses were experienced from previously established long positions in crude oil futures and its refined products as the trend in oil prices reversed lower due to near-term concerns over the effects of a global economic slowdown on oil demand. A portion of the Fund's overall losses was offset by gains recorded in the global stock index futures markets from previously established short positions in DAX, Hang Seng and Topix Index futures as the trend in equity prices continued sharply lower amid worries regarding global economic uncertainty. Additional gains were recorded in the global interest rate futures markets from previously established long positions in short-term U.S. interest rate futures as prices continued trending higher following an interest rate cut by the U.S. Federal Reserve and as investors sought a safe-haven from declining stock prices. In the metals markets, gains were recorded from previously established long positions in gold futures as gold prices continued moving higher as investors sought the safety of this precious metal amid the uncertainty surrounding the global economic environment.

Charter Welton

Charter Welton increased in value during September primarily due to gains recorded in the metals markets from previously established short positions in nickel and aluminum futures as base metal prices continued to trend lower as a result of increased supplies and weak demand. In the energy markets, gains were recorded from previously established short positions in natural gas futures as prices trended downward amid expectations for a rise in supply levels. Additional profits were recorded in the global interest rate futures markets from previously established long positions in short-term U.S. interest rate futures as prices continued trending higher following an interest rate cut by the U.S. Federal Reserve and as investors sought a safe-haven from declining stock prices. A portion of the Fund's overall gains was offset by losses recorded in the currency markets later in the month from previously established long positions in the Japanese yen as its value reversed lower relative to the U.S. dollar following surprise interventions by the Bank of Japan.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor, Harborside Financial Center Plaza Two, Jersey City, NJ 07311-3977 or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

/s/ Robert E. Murray
Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended September 30, 2001
(Unaudited)

                             Morgan Stanley Dean Witter       Morgan Stanley Dean Witter       Morgan Stanley Dean Witter
                                 Charter DWFCM L.P.               Charter Graham L.P.             Charter Millburn L.P.
                            --------------------------------  ------------------------------- --------------------------------
                                              Percentage of                   Percentage of                     Percentage of
                                            September 1, 2001               September 1, 2001                 September 1, 2001
                                                Beginning                       Beginning                         Beginning
                              Amount         Net Asset Value   Amount        Net Asset Value    Amount         Net Asset Value
                            ----------      ----------------- ---------     ----------------- ----------      -----------------
                                $                   %            $                  %             $                   %
REVENUES
Trading profit (loss):
  Realized                   2,585,398             6.27       3,985,504           10.86          190,299              .61
  Net change in unrealized  (2,913,183)           (7.06)      1,983,827            5.40       (1,106,535)           (3.56)
                            ----------            -----       ---------           -----       ----------            -----
   Total Trading Results      (327,785)            (.79)      5,969,331           16.26         (916,236)           (2.95)
Interest income (Note 2)       100,613              .24          97,029             .26           81,179              .26
                            ----------            -----       ---------           -----       ----------            -----
   Total Revenues             (227,172)            (.55)      6,066,360           16.52         (835,057)           (2.69)
                            ----------            -----       ---------           -----       ----------            -----
EXPENSES
Brokerage fees (Note 2)        240,684              .58         214,183             .58          181,147              .58
Management fees (Note 3)        68,767              .17          61,195             .17           51,756              .17
Incentive fees                      --               --         341,515             .93               --               --
                            ----------            -----       ---------           -----       ----------            -----
   Total Expenses              309,451              .75         616,893            1.68          232,903              .75
                            ----------            -----       ---------           -----       ----------            -----
NET INCOME (LOSS)             (536,623)           (1.30)      5,449,467           14.84       (1,067,960)           (3.44)
                            ==========            =====       =========           =====       ==========            =====

                            Morgan Stanley Dean Witter
                                Charter Welton L.P.
                            ------------------------------
                                            Percentage of
                                          September 1, 2001
                                              Beginning
                             Amount        Net Asset Value
                            --------      -----------------
                               $                  %
REVENUES
Trading profit (loss):
  Realized                  (796,397)           (4.35)
  Net change in unrealized   995,459             5.44
                            --------            -----
   Total Trading Results     199,062             1.09
Interest income (Note 2)      47,699              .26
                            --------            -----
   Total Revenues            246,761             1.35
                            --------            -----
EXPENSES
Brokerage fees (Note 2)      106,706              .58
Management fees (Note 3)      30,487              .17
Incentive fees                    --               --
                            --------            -----
   Total Expenses            137,193              .75
                            --------            -----
NET INCOME (LOSS)            109,568              .60
                            ========            =====

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 2001
(Unaudited)

                        Morgan Stanley Dean Witter          Morgan Stanley Dean Witter          Morgan Stanley Dean Witter
                            Charter DWFCM L.P.                  Charter Graham L.P.                Charter Millburn L.P.
                    ----------------------------------  ----------------------------------- ----------------------------------
                        Units        Amount    Per Unit     Units        Amount    Per Unit     Units        Amount    Per Unit
                    -------------  ----------  -------- -------------  ----------  -------- -------------  ----------  --------
                                       $          $                        $          $                        $          $
Net Asset Value,
 September 1, 2001  2,307,911.249  41,260,048   17.88   2,909,809.385  36,717,127   12.62   3,126,536.462  31,053,730    9.93
Net Income (Loss)              --    (536,623)   (.23)             --   5,449,467    1.87              --  (1,067,960)   (.34)
Redemptions           (30,687.700)   (541,638)  17.65     (18,651.051)   (270,254)  14.49     (31,130.123)   (298,538)   9.59
Subscriptions          30,654.035     541,044   17.65      61,683.559     893,795   14.49      39,555.670     379,339    9.59
                    -------------  ----------           -------------  ----------           -------------  ----------
Net Asset Value,
 September 30, 2001 2,307,877.584  40,722,831   17.65   2,952,841.893  42,790,135   14.49   3,134,962.009  30,066,571    9.59
                    =============  ==========           =============  ==========           =============  ==========

                        Morgan Stanley Dean Witter
                            Charter Welton L.P.
                    -----------------------------------
                        Units        Amount    Per Unit
                    -------------  ----------  --------
                                       $          $
Net Asset Value,
 September 1, 2001  2,627,832.502  18,292,422    6.96
Net Income (Loss)              --     109,568     .04
Redemptions           (63,645.921)   (445,521)   7.00
Subscriptions           4,371.428      30,600    7.00
                    -------------  ----------
Net Asset Value,
 September 30, 2001 2,568,558.009  17,987,069    7.00
                    =============  ==========

      The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements--(Unaudited)

1. Summary of Significant Accounting Policies

Organization--Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, Morgan Stanley DW, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

Use of Estimates--The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition--Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements--(Continued)


unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit--Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs--Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses--Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes--No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions--Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering--Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements--(Continued)


Redemptions--Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges--On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership--Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2. Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Charter DWFCM pays management and incentive fees (if any) to DWFCM.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements--(Concluded)


3. Trading Advisors

Demeter, on behalf of Charter DWFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee--Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee--Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter DWFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter DWFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

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Harborside Financial Center Plaza Two
Jersey City, NJ 07311-3977

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